

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 31, 2017

Via E-mail
Mark Blaufuss
Chief Financial Office
Metaldyne Performance Group Inc.
One Towne Square, Suite 550
Southfield MI, 48076

> **Re: Metaldyne Performance Group Inc.**
> **10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-36774**

Dear Mr. Blaufuss:

    We refer you to our comment letter dated December 30, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Anne Parker
        Assistant Director
        Division of Corporation Finance

        Thomas M. Dono, Jr.
        Executive Vice President, General Counsel and Secretary
        Metaldyne Performance Group Inc.

        Faiza N. Rahman
        Weil, Gottschall & Manges LLP